FILED BY ASB BANCORP, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: ASB BANCORP, INC.
(Commission File No. 001-35279)

First Bank / Asheville Savings Bank Merger - ASB Team Member FAQs

What is happening?
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First Bancorp, the parent company of First Bank, a $4.2 billion community bank headquartered in Southern Pines, NC, has signed an agreement to acquire ASB Bancorp, Inc. (ASBB), pursuant to which ASBB will merge with and into First Bancorp, and Asheville Savings Bank (ASB) will merge with and into First Bank.

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This transaction is expected to close during in the fourth quarter of 2017, subject to certain conditions, including the approval of ASBB shareholders and customary regulatory approvals. The operations of Asheville Savings Bank are expected to be fully integrated into First Bank shortly after the transaction close date. Asheville Savings Bank will be taking the First Bank name.

Why did ASBB decide to merge?
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In addition to offering compelling financial terms,  First Bank and the combined company offer an enhanced footprint, a broader range of product and service offerings for customers, and increased growth opportunities for employees. First Bank also shares our commitment to the local community and values the great work we continue to do in the areas where we operate. We can assure you that we fully evaluated this combination with First Bank and believe that it is the best course forward for ASBB customers, shareholders, and employees.

Why First Bank?
•	First Bank shares our culture, values and commitment to community, meaning that many of the qualities our customers have come to know us for will be preserved under new ownership.

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First Bank was founded as the Bank of Montgomery in 1935 in Troy, NC, and for more than 80 years they have been helping their clients in the Carolinas realize their dreams. First Bank is committed to the local communities that they serve and their mission is “To be the best community bank in every community we serve and through every delivery channel we offer.” First Bank does this by providing the best-in-class financial products and tools and by delivering superior service at the best value for their clients.

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With the addition of ASB, First Bank will have over 100 branch locations in North Carolina and South Carolina and will be the largest independent North Carolina community bank. You can learn more about First Bank at localfirstbank.com.

We are excited about our partnership with First Bank for several reasons:

•	First Bank shares our commitment to providing the best possible customer experience.

•	Like Asheville Savings Bank, First Bank has an 80+ year history of supporting its local communities in the Carolinas.

•	First Bank provides best-in class financial products and resources to help meet the needs of our growing customer base.

•	First Bank understands the communities that we serve in Western North Carolina and has been in the Asheville market since 2011.

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This opportunity came about because of our team’s success building an outstanding franchise, and it is a testament to the hard work of every ASB employee. With First Bank, employees will be provided greater opportunities for growth.

How will this merger impact Asheville Savings Bank team members?
•	For now, it will be business as usual at Asheville Savings Bank.

•	As part of the combined company, team members will be able to better serve retail and commercial customers with an expanded portfolio of best-in-class products and services.

•	The combined company will maintain its corporate headquarters in Southern Pines, NC.

•	ASB CEO Suzanne DeFerie will join the Board of Directors of the combined company and will remain at the combined bank in a regional leadership role.

•	While both First Bank and ASB have similar benefit packages, there are a few benefit enhancements that you will experience as a First Bank employee:

o	Increased PTO Time
o	Lower Health Insurance Premiums for most tiers and a low cost HSA option
o	Employee Stock Purchase Plan*
o	Paid Maternity and Paternity Leave
o	Earlier Participation in the Company Sponsored 401(k) Plan
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At closing, shares of ASBB stock in the ASB ESOP will be exchanged for merger consideration.  The proceeds from the exchange of the unallocated ASBB shares will be first used to repay the ESOP debt and the remaining proceeds will be allocated to employee participants.  The ESOP will be terminated and participants will receive distribution of their account balances in accordance with the terms of the ASB ESOP.

Will any banking centers be closed?
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While First Bank has a few offices already in our market, they are excited to acquire the ASB brand and branch network and the breadth of our market coverage. Current day-to-day operations will not be affected. Information regarding specific banking centers will be available closer to the closing date.

Could I possibly lose my job?
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No definitive decisions have been made about staffing at this time. First Bank believes in having local leadership in place making decisions that meet the needs in each market.  The goal is to retain as many employees as possible, and we anticipate the impact on our banking centers to be minimal.

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Employees whose jobs are impacted will be given consideration for opportunities to move to other available positions within the combined company and/or transition support roles. There also may be potential new career opportunities within the combined company for ASB employees.

Can you tell us the difference between the conversion date and the closing?
•	Closing date is when Asheville Savings Bank will actually be merged into First Bank.

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Conversion date is when account records convert over to First Bank systems. The system conversion is scheduled for the end of first quarter 2018.  This is also the time when Asheville Savings Bank will officially change over to the First Bank brand.

What type of severance package will I receive if my position is eliminated? What happens to my benefits and PTO?
•	While no definitive decisions have been made about staffing at this time, below are details on severance packages and employee benefits:
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Severance Packages – In the event that certain positions are eliminated, severance packages will be made available. We will communicate with you as soon as possible once decisions relating to staffing have been made and what will be included in those severance packages.

•	Benefits - After the closing transaction date, all of your ASB benefits will be transitioned to First Bank benefits. We will communicate with you as soon as possible once we have all of the details.

What will happen to my Asheville Savings Bank stock?
•	Specific information on the terms of the transaction will be provided to all ASBB shareholders in a separate communication.

What happens next?
•	During Q3 2017 – There will be a vote by all ASBB shareholders to approve the transaction.

•	During Q4 2017 – The transaction will officially close, and Asheville Savings Bank will legally merge into First Bank.

•	During Q1 2018 – The conversion to the First Bank system will take place and all banking centers will reopen as First Bank on the next business day.

Will customers be notified?
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Immediately following the publicly issued press release announcing this news, ASB relationship managers will begin contacting key customers. We also will send every customer an email (whose email address that we have on file) as well as a letter notifying them of this transaction.

•	Asheville Savings Bank and First Bank are both committed to providing transparent communications to customers as details are worked out. We will keep you informed regarding all planned communications.

What should we tell our customers?
•	For now, it is business as usual at ASB.

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If customers ask questions that you are unable to answer, please take down the customer’s contact information and specific question and share this information with Joe Ward and Vikki Bailey who will respond to these customers directly.

What should we do if someone from the media calls?
•	Please refer all media inquiries to:
Aimee Sprinkel, Director of Marketing & Communications
828.250.8499
asprinkel@ashevillesavingsbank.com

What should we do if an ASB investor calls?
•	Please refer all investor inquiries to:
Sandy Mariaskin, Executive Assistant to CEO Suzanne DeFerie
828.250.8419
smariaskin@ashevillesavingsbank.com

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving ASBB and First Bancorp. This material is not a solicitation of any vote or approval of ASBB’s shareholders and is not a substitute for the proxy statement/prospectus or any other documents which ASBB and First Bancorp may send in connection with the merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, First Bancorp intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of ASBB and a prospectus of First Bancorp, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of ASBB’s and First Bancorp’s public filings with the SEC, including, but not limited to, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The proxy statement/prospectus will be mailed to ASBB’s shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF ASBB ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about ASBB and first Bancorp at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by ASBB on its website at www.ashevillesavingsbank.com and by First Bancorp on its website at http://www.localfirstbank.com.

ASBB, First Bancorp, and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of ASBB’s shareholders in connection with the proposed transaction.  Information about the directors and executive officers of ASBB and their ownership of ASBB’s common stock is set forth in the proxy statement for ASBB’s 2017 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 5, 2017.  Information about the directors and executive officers of First Bancorp and their ownership of First Bancorp common stock is set forth in the proxy statement for First Bancorp’s 2017 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 27, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.